August 27, 2021

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Re: Sino Green Land Corp

Registration Statement on Form 10-12G

Filed July 29, 2021

File No. 000-53208

Dear Sir and Madam of the SEC:

On behalf of Sino Green Land Corp., (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated August 13, 2021 addressed to Mr. Xiong Luo, the Company’s Chief Executive Officer, with respect to the Company’s filing of its 10-12G on July 29, 2021.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

Note: We have added a risk factor on the company future business plan or acquisitions may subject to geopolitical regulation risks in the region under page 8.

SEC Comment(s) Analysis

Form 10-12G filed July 29, 2021

Introductory Comment, page 3

1. Provide prominent disclosure about the emerging legal and operational risks associated with being based in Hong Kong and thereby subject to political and economic influence from China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your common stock or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by the Chinese government, such as those related to data security, anti-monopoly concerns and China’s extension of authority into Hong Kong, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please consider a discussion of how the policies of the Chinese government, including the implementation of the National Security Law in Hong Kong and any other recent legislative changes, has or may impact your ability to operate with legal certainty.

Company Response:

We have provided additional clarification to address the above on page 3.

2. Disclose the emerging risks that being based in Hong Kong, and thereby subject to political and economic influence from China, poses to investors. In particular, describe the emerging regulatory, liquidity, and enforcement risks in light of China’s extension of authority into Hong Kong. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of China’s laws in Hong Kong and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations in Hong Kong at any time, or may exert more control over offerings conducted overseas and/or foreign investment in Hong Kong-based issuers, which could result in a material change in your operations and/or the value of your common stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Hong Kong-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Company Response:

We have added risk factor of doing business in Hong Kong under page 12.

Item 13. Financial Statements and Supplementary Data, page 20

3. Provide the interim unaudited financial statements of the company for the period ended March 31, 2021 and the period ended June 30, 2021.

Company Response:

We have updated our financial statements accordingly from page 32 to 41.

Date: August 27, 2021

/s/ Xiong Luo
Xiong Luo
Chief Executive Officer